Annual Report Oppenheimer Holdings Inc. 2025

252423 $8 2. 31 $9 3. 81 $7 6. 72 2025 2024 2023 2022 2021 In thousands except per share amounts and number of employees Gross revenue $1,638,071 $1,432,496 $1,248,825 $1,110,941 $1,394,035 Income before income taxes $211,191 $105,757 $46,770 $45,554 $224,641 Net income* $148,403 $71,557 $30,179 $32,351 $158,964 Basic earnings per share* $14.13 $6.91 $2.81 $2.77 $12.57 Total assets $3,722,415 $3,382,726 $2,874,816 $2,714,392 $3,043,250 Stockholders’ equity* $983,823 $850,395 $789,166 $794,233 $823,196 Book value per share $93.81 $82.31 $76.72 $72.41 $65.66 Total shares outstanding (Class A) 10,388 10,232 10,187 10,869 12,447 Number of employees 2,947 3,018 2,942 2,912 2,913 In billions Client Assets Under Administration $143.3 $129.5 $118.2 $105.0 $122.1 Assets Under Management $55.2 $49.4 $43.9 $36.8 $46.2 Financial Highlights GROSS REVENUE ($MM) NET INCOME* ($MM) BASIC EARNINGS PER SHARE* ($) STOCKHOLDERS’ EQUITY* ($MM) *Attributable to Oppenheimer Holdings Inc. BOOK VALUE PER SHARE ($) 252423 $7 2 $3 0 $1 48 252423 $8 50 $9 84 $7 89 252423 $6 .9 1 $1 4. 13 $2 .8 1 252423 $1 ,6 38 $1 ,4 32 $1 ,2 49 2

A Letter from the President & CEO Basic Earnings Per Share $14.13 2025 $6.91 2024 3 It is a privilege to write to you in my first year as Chief Executive Officer. Having spent much of my career with the firm, I have had the opportunity to learn from talented colleagues and develop a deep appreciation for our culture and values. I am proud of what we have built together and look forward to many more years of collaboration and continued partnerships. 2025 was an excellent year of operating performance for our firm. The equity markets climbed a classic “wall of worry,” balancing the tensions created by policy uncertainty, geopolitical tension, rapid technological change, evolving demographics, and shifting cultural norms. In the face of daily headlines that drove increased market volatility, bullish sentiment won out and drove indexes to new records. At Oppenheimer, we have built a firm designed to serve clients through a wide range of market conditions, not optimized for a single environment or a narrow set of outcomes. Our emphasis on bespoke client solutions, disciplined risk management, a conservative balance sheet, and long-term relationships reflects a belief that consistency and judgment matter most when conditions are changing. During the year we witnessed long-standing assumptions around free trade, international order, and predictable policy frameworks all upended. In their place is a more fragmented global system in which uncertainty has become structural. Capital markets acted as a barometer of risk, with the bond market highlighting the potential consequences of major policy decisions. Despite that backdrop, economic activity remained resilient, though uneven as the year progressed. Consumer spending held up better than many expected, even as labor market dynamics shifted, with hiring slowing and unemployment edging modestly higher. Inflation eased, financial conditions improved, and the Federal Reserve lowered interest rates three times to stimulate economic activity. Equity markets advanced for a third consecutive year, with the S&P 500 gaining nearly 18%, supported by a more accommodative policy environment and sustained investor confidence, particularly around artificial intelligence (AI). AI emerged as the dominant long-term investment and capital-allocation theme of the year. The defining feature was not optimism alone, but an investment super-cycle unlike anything we have seen in many decades. Capital moved away from software enterprises and into semiconductors, data centers, energy generation, transmission, and connectivity— creating the systems designed to support infrastructure that will drive improvements in economic productivity for many years to come. History provides some perspective. Prior waves of technological transformation were often marked by rapid company formation, aggressive capital raising, and periods of overinvestment. While outcomes varied widely by company, the infrastructure built during those cycles endured, supporting economic growth long after valuations reset. The current AI- driven cycle shares many of these characteristics, and while business models and leadership will evolve, the long-term impact of infrastructure built today is likely to persist beyond the present market cycle. As the cycle has developed, opportunities have broadened. Advances in areas such as space-based technologies are expanding what is investable, enabling new forms of connectivity, data, and infrastructure that were previously difficult to access or scale. We remain focused on identifying these emerging opportunities early, recognizing that enduring investment themes tend to develop gradually at the intersection of technological progress, capital formation, and real-world application. Importantly, capital allocation in 2025 extended beyond any single theme. Investment increased across healthcare, energy, defense, infrastructure, and communications, driven by the replacement of aging physical assets, demographic changes, and evolving security and energy needs. For our clients, this environment required more than access to markets—it required perspective. Individuals, institutions, and corporate issuers continued to make long-term decisions around capital allocation, risk, and growth, increasing demand for thoughtful advice, disciplined risk management, and reliable access to investment ideas. We delivered on all of these. Most importantly, with that broader environment in view, we turn to Oppenheimer’s performance. The firm reported record revenue of $1.6 billion and net income of $148.4 million in 2025. Basic earnings per share reached $14.13 for the year- ended December 31, 2025. These results translated into stockholders’ equity of $983.8 million and book value per share of $93.81 and tangible book value per share of $76.78, both at record levels. Our Wealth Management business delivered strong and improved results, reflecting sustained client engagement and the benefits of scale. Segment revenue increased 6.5% to $1.04 billion, while pre-tax income rose nearly 10% to $292.1 million. Full-year retail commissions reached record highs, driven by elevated transaction volumes as clients remained actively engaged through periods of volatility. Advisory fees also reached record levels, increasing 14.9% year over year, supported by growth in assets under management and an increase in incentive fees from alternative investments. Assets Under Management reached $55.2 billion, an all-time high, while Assets Under Administration totaled $143.3 billion at year end. These outcomes underscore the durability of our advice-led, relationship-driven model. While these results reflect a year of solid execution, we remain firmly focused on the opportunities and challenges ahead. The wealth management industry is entering a period that will be defined by the largest intergenerational transfer of wealth in history, accompanied by increasing complexity across estate planning, tax considerations, and investment management. This transition will unfold over many years and requires a depth of expertise, continuity, and disciplined execution. We have invested accordingly—in our people, our capabilities, and our platform—to support clients and families through these transitions. Those same priorities were reflected in our Capital Markets businesses, where improving conditions translated into increased client activity and solid results. Investment Banking delivered its second-highest revenue year in the firm’s history, driven by broad-based strength across the platform. We advised on more than $38 billion of transaction volume across over 100 deals and significantly expanded our role as bookrunner, with total issuances tripling compared with the prior year. Our performance reflected improved market conditions and strong execution across key sectors, including financial institutions, healthcare, WEALTH MANAGEMENT » Wealth Management reported record revenue in 2025, exceeding $1 billion and increasing 6.5% year over year » Record Assets Under Management (AUM) were $55.2 billion as of December 31, 2025 » Total client assets under custody reached $144.5 billion, a new record » Advisory fees increased 14.9% from the prior year, setting a new record, driven by higher billable AUM and increased incentive fees from alternative investments » Introduced a broad range of new investment strategies across both traditional and alternative asset classes, and expanded access to high conviction, high quality opportunities for investors » Advisor headcount was stable over the past three years, with 924 at year-end 2025 from 931 in 2023/2024 The Major Indices Ended 2025 S&P 500 INDEX 16.4% DJIA 13.0% NASDAQ 20.4% Our performance over the past year reflects the investments we have made over time, especially in our people and our culture. 4

Revenue by Business Segment ($M)


$591.3
36%
$11.4
Corp/Other
$1,035.4
63%
$447.6
31%
$12.8
Corp/Other
$972.1
68%
2025 Revenue
$1,638.1 MM
2024 Revenue
$1,432.5 MM
Wealth Management
Capital Markets

and technology, where issuance activity and advisory engagements increased meaningfully during the year. Our banking teams remained focused on disciplined execution and deepening client relationships throughout the year. We also continued to invest in our platform, making several key hires across the division to expand sector expertise and enhance coverage.

Overall, the operating results of the firm for 2025 reflect the skill, dedication, and professionalism of our people. Together we earned record earnings per share, repurchased 46,292 shares at an average price of $64.36, paid quarterly dividends of $0.72 per share and announced a special dividend of $1.00 per share paid in January.

One factor that increasingly distinguishes Oppenheimer — and contributed meaningfully to these results — is the way our businesses work together. Cross-firm collaboration is not a slogan here; it is how we operate. Our Capital Markets, and Wealth Management teams engage regularly and deliberately, bringing different perspectives to the same client relationships.

Our performance over the past year reflects the investments we have made over time, especially in our people and our culture. Across the firm, we continued to strengthen our teams, expand capabilities, and build for the future.

Our investments over the past year have also focused on expanding the firm's capabilities in ways that reflect the evolving needs of a global, high net worth client base. This includes continued geographic diversification, as well as the development of enhanced platform services designed to support increasingly complex, domestic, and cross -border client relationships.

At the same time, we continued to build specialized capabilities for U.S.-based clients with sophisticated needs, including expanded platform services in custody, precious metals, and private market related investments. These offerings are supported by close coordination with our industry investment partners, allowing us to structure opportunities that include direct investments, private placements, and pooled vehicles where appropriate. Together, these investments enhance the client

CAPITAL MARKETS

Equities

- New senior leadership in trading along with the addition of talented professionals in several key segments has positioned the Equities business for further growth in revenue and impact
- Investors saw three interest rate cuts, accelerated corporate AI spending and the consumer supported markets, which we expect will continue in 2026
- The Firm made important investments to support new channels, including Family Offices and Middle Market institutions

Fixed Income

- Underwriting fees were up compared with the prior year due to a higher number of public finance transactions
- Sales and trading revenue increased 10.5% compared with the prior year driven by higher trading income attributable to higher volumes and interest income
- Our investments in high yield and distressed trading resulted in record performance from the group, including the addition of global scale with the arrival of new team in Europe
- Continued focus on client relationships, advice and complex solutions using research and unique insights drove an increase in the overall business

5

Robert S. Lowenthal President & CEO experience and strengthen our ability to deliver tailored solutions across markets and asset classes. Over the past year, we made steady progress toward improving the client experience, with a focus on building the foundations needed to support more tailored engagement over time. This includes advancing our use of data, laying the groundwork for more effective client interaction, and evolving our platform capabilities to enable more seamless communication between clients, advisors, and the firm. These efforts are ongoing and represent a key area of focus as we continue to enhance how advice is delivered. In the years to come, these investments in improved data architecture will be leveraged to take advantage of AI tools as they become more usable and trustworthy. In 2025 we made additional investments in our brand. We are taking a more deliberate approach to telling our story—one grounded in The Power of Oppenheimer Thinking: the judgment, experience, and perspective our people bring to complex client solutions. The evolution of our brand campaign reflects this effort, giving us a clearer and more confident voice and a more distinctive way to articulate how we help clients navigate change. It is an important step in ensuring that what defines us inside the firm is consistently reflected in how we are known outside of it. As we look ahead, Oppenheimer is approaching its 145th year in business. Few firms in our industry can point to a history like ours, and fewer still have sustained it by consistently putting clients first. The pace of change today is unmistakable—markets move faster, technology reshapes industries, and long-held certainties are continually reexamined—yet the principles that guide us remain steadfast. Those principles have carried the firm through world wars, economic depressions, financial crises, and periods of profound market transformation. While the environment continues to change, our approach has not: disciplined thinking, independent judgment, careful risk management, and a long-term commitment to our clients. That continuity gives us confidence as we look ahead. While uncertainty will persist, we are prepared. We have the people, platform, and resources to help clients navigate change, manage risk, and pursue their goals with clarity and discipline. With a strong platform, improving market conditions, and an engaged firm working together, we are well positioned for the year ahead. Sincerely, CAPITAL MARKETS (continued) Investment Banking » Delivered the second-highest investment banking revenue in the Firm’s history » Advisory fees earned from investment banking activities increased 5.4% compared with the prior year due to higher fees from M&A transactions » Advised on more than $38 billion of total deal volume across over 100 transactions » Significantly increased underwriting activity as bookrunner, with total issuances tripling compared to the prior year » Entering 2026 with strong client engagement and a robust pipeline, well positioned to benefit from improving IPO and M&A conditions Public Finance » Participated in 890 transactions totaling over $49 billion » 55% growth in co-managed negotiated transactions by deal volume YoY » #1 Municipal Note Underwriter (No. of issues) » #5 Illinois School District Senior Managing Underwriter (No. of Issues) » #6 Municipal Bond and Note Underwriter (No. of issues) » #7 Texas School District Senior Managing Underwriter (No. of issues) » Leading Placement Agent in California We are taking a more deliberate approach to telling our story—one grounded in The Power of Oppenheimer Thinking. 6

While even I have not been here since the beginning, my perspective of the firm’s history is much longer than most. My history with the firm goes back to the Spring of 1985, when I was looking to find a new outlet for my energy and experience since I had just retired from a 20-year stint at Cowen & Co. and over 10-years as Managing Partner. During my brief retirement, I established a small broker-dealer to maintain my registrations, opened a modest uptown office, and began investing for my own account. While the markets remained challenging, I found them insufficiently engaging and started exploring other opportunities. In early Summer 1985, a longtime friend introduced me to Edward A. Viner & Co. The firm had recently been acquired by the Canadian holding company Goldale Investments Inc. and was struggling following the untimely death of an arbitrageur who had been largely responsible for its reported profits. Why Viner? It was self-clearing, had a small retail business, some capital markets activity, and a surprisingly low capital requirement. I flew to Toronto to meet Kenneth A. (“Doc”) Roberts. We quickly developed a rapport, and he agreed to sell me 51% of Goldale’s voting shares and appoint me CEO of Viner. And so it began: a transformation over more than 40 years that became Oppenheimer today. It started with renaming the holding company Viner Holdings, followed by a series of acquisitions of regional firms: » Edward A. Viner & Co. (NY) » Buetti Cannon & Co. (NY) » Freedom Securities Inc. (Edison) » Laidlaw A Co. (NY) » Fahnestock & Co. (NY) » B.C Christopher (Kansas City) » Reich & Co. (NY) » W.H. Newbold’s Son & Co. (Philadelphia) » NY & Foreign Securities (NY) » First of Michigan Corporation (Detroit) » Buy & Hold (Jersey City) » Josephthal & Co. (NY) » Oppenheimer & Co. (NY) » CIBC Capital Markets (U.S.) (NY) Each step expanded the firm’s reach, adding financial advisors, specialty trading capabilities, regional public finance, and investment banking, and was accompanied by a series of name changes from Edward A. Viner to Fahnestock & Co. in 1988 and ultimately to Oppenheimer & Co. Inc. in 2003. We absorbed firms with historic antecedents, some going back to before the Civil War. Our geographic footprint grew steadily, first across the Mid-Atlantic, then the Midwest, New England, and the Southeast, and finally, with the acquisition of Oppenheimer, to every major population center in the United States. By then, we had become a truly national firm with a broad U.S. presence and the foundation to expand globally. They say, “timing is everything in life.” Well, sometimes you don’t get it exactly right. On the eve of the Great Financial Crisis, CIBC came to us and asked if we would be interested in buying their Capital Markets business in the U.S. We thought they were giving it away. It had great capabilities in Research, Trading, and Investment Banking, with revenues in excess of $200 million. Closing in January 2008, however, within a year in the wake of the Financial Crisis, revenues of that business shrank by more than 50%. Despite the timing, the acquisition brought exceptional people and a strong foundation in several important businesses, which we rebuilt and strengthened over time. Fast forward to the years since. We have continued to invest in technology, modernize our infrastructure, and adapt to an evolving economic and regulatory landscape. Through disciplined growth and a commitment to innovation, the firm has expanded steadily to where we stand today, with almost 3,000 employees and offices around the world, guided by the same values that have long defined us. In February 2025, we announced a meaningful change in leadership. As I stepped aside, Rob became the new CEO. He was, and is, well prepared to lead. He knows every element of the firm and our people, and has presided over record-setting results this past year. We are on the crest of a wave that began well over a century ago and that will carry us on well into the future: with new horizons, new successes, and most of all, the same sense of family and community that has sustained us in recent decades. I couldn’t feel better about where we are or where we are going. Bud Lowenthal Executive Chairman Oppenheimer at 145: A Perspective 7

Arizona 14624 N Scottsdale Road Scottsdale AZ 85254 480-596-1211 10195 N Oracle Road Oro Valley, AZ 85704 520-529-2553 California 2121 Palomar Airport Road Carlsbad CA 92011 760-476-3800 10880 Wilshire Boulevard Los Angeles CA 90024 310-446-7100 620 Newport Center Drive Newport Beach CA 92660 949-219-1000 580 California Street San Francisco CA 94104 415-438-3000 Colorado 3200 Cherry Creek S Drive Denver CO 80209 303-698-5300 Connecticut 100 Mill Plain Road Danbury CT 06811 203-791-4600 29 West Street Litchfield CT 06759 860-567-8301 466 Heritage Road Southbury CT 06488 203-264-6511 263 Tresser Boulevard Stamford CT 06901 203-328-1160 District of Columbia 1801 K Street NW Washington DC 20006 202-296-3030 Florida 999 Yamato Road Boca Raton FL 33431 561-416-8600 110 E Atlantic Avenue Delray Beach FL 33432 561-894-7200 100 SE 3rd Avenue Fort Lauderdale FL 33394 954-356-8200 6700 Daniels Parkway Fort Myers FL 33912 239-561-2330 2811 Ponce de Leon Boulevard Coral Gables FL 33134 305-860-2600 11780 US Highway One North Palm Beach FL 33408 561-383-3900 1800 2nd Street Sarasota FL 34236 941-363-2800 4221 W Boy Scout Boulevard Tampa FL 33607 813-357-2800 Georgia 3438 Peachtree Road NE Atlanta GA 30326 404-262-5300 Illinois 101 West Vandalia Street Edwardsville, IL 62025 618-655-9810 500 W Madison Street Chicago IL 60661 312-360-5500 Kansas 10601 Mission Road Leawood KS 66206 913-383-5100 534 Kansas Avenue Topeka KS 66603 785-235-9281 1223 N Rock Road Wichita KS 67206 316-636-8925 Massachusetts 255 State Street Boston MA 02109 617-428-5500 Michigan 385 S Eton Street Birmingham MI 48009 248-593-3700 1400 Abbott Road East Lansing MI 48823 517-333-7775 130 Mayer Road Frankenmuth MI 48734 989-652-3251 9475 Holly Road Grand Blanc MI 48439 810-694-2980 63 Kercheval Avenue Grosse Pointe Farms MI 48236 313-886-1200 950 Trade Centre Way Portage, MI 49002 269-381-4800 1007 W Ann Arbor Trail Plymouth MI 48170 734-454-3751 810 Michigan Street Port Huron MI 48060 810-987-1500 12900 Hall Road Sterling Heights MI 48313 586-726-5000 3106 Biddle Avenue Wyandotte MI 48192 734-284-9630 Minnesota 100 S Fifth Street Minneapolis MN 55402 612-337-2700 Missouri 16401 Swingley Ridge Road Chesterfield MO 63017 636-733-1000 4039 S Freemont Avenue Springfield MO 65804 816-932-7000 1 N Brentwood Boulevard St Louis MO 63105 314-746-2500 New Hampshire One Harbour Place Portsmouth NH 03801 603-436-7626 New Jersey 200 Park Avenue Florham Park NJ 07932 973-245-4600 222 Haddon Avenue Haddon Township NJ 08108 856-858-1043 302 Carnegie Center Princeton NJ 08540 609-734-0400 3 Harding Road Red Bank NJ 07701 732-224-9000 250 Pehle Avenue Saddle Brook NJ 07663 201-845-2300 382 Springfield Avenue Summit NJ 07901 908-273-2100 U.S. Branch Offices 8

New York 300 Westgate Business Center Drive Fishkill NY 12524 845-897-8100 888 Veterans Memorial Highway Hauppauge NY 11788 631-382-2500 2 Jericho Plaza Jericho NY 11753 516-733-1300 401 Broadhollow Road Melville NY 11747 516-391-4800 666 Third Avenue New York NY 10017 212-907-4000 777 Third Avenue New York NY 10017 212-753-9110 11A Sunset Avenue Westhampton Beach NY 11978 631-288-7122 360 Hamilton Avenue White Plains NY 10601 914-421-4100 North Carolina 10 Brook Street Asheville NC 28803 828-251-7884 800 Green Valley Road Greensboro NC 27408 336-574-7500 380 Knollwood Street Winston-Salem NC 27103 336-721-7040 Ohio 25550 Chagrin Road Beachwood OH 44122 216-765-5900 5905 E Galbraith Road Cincinnati OH 45236 513-723-9200 1501 Stonecreek Drive Pickerington OH 43147 614-322-3600 Oregon 5000 Meadows Road Lake Oswego OR 97035 503-495-7417 Pennsylvania 1525 Valley Center Parkway Bethlehem PA 18017 610-867-8631 2700 Kelly Road Warrington, PA 18976 215-491-7600 1501 Reedsdale Street Pittsburgh, PA 15233 412-237-4800 2790 Mosside Boulevard Monroeville PA 15146 412-858-7300 1818 Market Street Philadelphia PA 19103 215-656-2800 101 S Centre Street Pottsville PA 17901 570-622-4844 201 King of Prussia Road Radnor PA 19087 610-225-8960 Puerto Rico 875 Carr 693 Dorado PR 00646 212-699-7800 Rhode Island 1 Financial Plaza Providence RI 02903 401-331-1932 Tennessee 6000 Poplar Avenue Memphis, TN 38119 833-494-0799 1600 West End Avenue Nashville TN 37203 615-340-3040 Texas 901 S Mopac Expressway Austin TX 78746 512-314-2600 13455 Noel Road Dallas TX 75240 972-450-3800 201 Main Street Fort Worth TX 76102 817-333-3900 711 Louisiana Street Houston TX 77002 713-650-2000 322 W Main Street Kenedy TX 78119 830-583-0411 2445 Technology Forest Boulevard The Woodlands TX 77381 281-363-7500 Virginia 23345 Counsel Drive Accomac, VA 23301 757-493-5363 9020 Stony Point Parkway Richmond VA 23235 804-663-1414 8100 Boone Boulevard Vienna VA 22182 703-506-7400 205 Town Center Drive Virginia Beach VA 23462 757-493-5360 Washington 500 108th Avenue NE Bellevue WA 98004 425-709-0400 701 Pike Street Seattle WA 98101 206-757-3400 International Offices United Kingdom Oppenheimer Europe Ltd. 125 Wood Street London EC2V 7AN United Kingdom +44 (0)20 7220 1900 Switzerland Oppenheimer Europe Ltd. 3 Rue du Mont-Blanc 1201 Geneva Switzerland +41 (0)22 906 9090 Jersey Oppenheimer Europe Ltd. 43 Hilgrove Street St Helier, Jersey JE2 4SL Channel Islands +44 (0)1534 603100 Israel Oppenheimer Israel Ltd. Top Tower, 50 Dizengoff Street Tel Aviv 6433222 Israel +972 3 5262626 Hong Kong Oppenheimer Investments Asia Ltd. Unit 1002, 10/F Henley Building 5 Queen’s Road Central Hong Kong +852 3658 7301 9

Principal Offices

Headquarters
Oppenheimer & Co. Inc.
Oppenheimer Holdings Inc.
85 Broad Street
New York, NY 10004
212-668-8000

Oppenheimer Asset Management Inc.
85 Broad Street
New York, NY 10004
212-668-8000

Oppenheimer Trust Company of Delaware
3411 Silverside Road
Wilmington DE 19810
302-529-2000

OPY Credit Corp.
85 Broad Street
New York, NY 10004
212-668-8000

Bondwave LLC
85 Broad Street
New York, NY 10004
630-517-7000

Independent Registered Public Accounting Firm

Deloitte & Touche LLP

Registrar and Transfer Agent

Computershare Investor Services
PO Box 505000
Louisville, KY 40233
800-522-6645

Officers

Robert S. Lowenthal
President & CEO

Albert G. Lowenthal
Executive Chairman

Dennis P. McNamara, Esq.
Executive Vice President
Secretary

Brad Watkins
Executive Vice President
Chief Financial Officer

Board of Directors

Evan Behrens
Independent Director
Board Committee(s):
- *Audit*
- *Compliance*
- *Nominating and Corporate Governance*

Timothy M. Dwyer
Independent Director
Board Committee(s):
- *Audit**
- *Compensation*
- *Compliance*

Paul M. Friedman
Lead Independent Director
Board Committee(s):
- *Compensation*
- *Compliance**
- *Nominating and Corporate Governance*

Teresa A. Glasser
Independent Director
Board Committee(s):
- *Audit*
- *Compliance*

Stacy J. Kanter
Independent Director
Board Committee(s):
- *Compensation*
- *Compliance*
- *Nominating and Corporate Governance**

Albert G. Lowenthal
Inside Director
Chairman of the Board
Executive Chairman

Robert S. Lowenthal
Inside Director
President & CEO

R. Lawrence Roth
Independent Director
Board Committee(s):
- *Compensation**
- *Compliance*
- *Nominating and Corporate Governance*

Suzanne Spaulding
Independent Director
- *Audit*
- *Compliance*
- *Nominating and Corporate Governance*

* *Committee Chair*

10

As filed with the U.S. Securities and Exchange Commission on February 28, 2022 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549 FORM 10-K (Mark One) x ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021 OR o TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number 1-12043 OPPENHEIMER HOLDINGS INC. (Exact name of registrant as specified in its charter) Delaware 98-0080034 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.) 85 Broad Street, New York, NY 10004 (Address of principal executive offices) (Zip Code) Registrant's Telephone number, including area code: (212) 668-8000 Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol Name of each exchange on which registered Class A non-voting common stock OPY The New York Stock Exchange Securities registered pursuant to Section 12(g) of the Act: Not Applicable (Title of class) Table of Contents Firm Financial Information Financial information, including our Annual Report on Form 10-K for the year ended December 31, 2025 is available at www.oppenheimer.com/about-us/investor-relations. To request a paper or email copy of our Annual Report on Form 10-K, without exhibits, at no charge, call (800) 221-5588, write to Oppenheimer Holdings Inc., Attention: Secretary, 85 Broad Street, 22nd Floor, New York, NY 10004, or email info@opco. com. Exhibits will be provided upon request and payment of a reasonable fee. 11

HEADQUARTERS Oppenheimer Holdings Inc. 85 Broad Street New York, NY 10004 www.oppenheimer.com Oppenheimer & Co. Inc. Transacts Business on All Principal US Exchanges and is a Member of SIPC.